Cyruli Shanks Hart & Zizmor, LLP
Attorneys at Law
420 Lexington Avenue
Suite 2320
New York, NY 10170
(212) 661-6800

October 1, 2010

Mr. H. Christopher Owings
Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Kingold Jewelry, Inc. (the "Company")
Registration Statement on Form S-l
Filed June 18, 2010; File No. 333-167626
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2010
Filed May 14, 2010
Forms 8-K
Filed December 28, 2009, February 4, 2010, and March 8, 2010
File No. 001-15819

Dear Mr. Owings:

This supplemental response letter responds to comments 47 through 51 contained in the Staff’s comment letter, dated July 15, 2010 (the “Comment Letter”), relating to the above-captioned Registration Statement, and supplements the previously provided response letter of DLA Piper LLC (US) to comments 1 through 46 of the Comment Letter in connection with the Registration Statement.  In response to comments 47 through 49, enclosed please find an Amendment to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 and an Amendment to the Company’s Form 10-Q for the Quarter Ended March 31, 2010.

Shown below are specific responses to the numbered paragraphs contained in the Comment Letter (with such responses numbered to reflect the comment letter paragraph it is responsive to).

Comments Related to Form 10-K for the Fiscal Year Ended
December 31, 2009 and Form 10-Q for the Quarterly Period Ended March 31, 2010

47.           In response to comment number 47, please note that Item 9A(T) in the Form 10-K and Item 4T in the Form 10-Q have been revised and simplified in the Form 10-K/A and Form 10-Q/A (respectively) to reflect that the Company’s disclosure controls and procedures are “effective.”

48.           In response to comment number 48, please note that Item 9A(T) in the Form 10-K and Item 4T in the Form 10-Q have been revised and simplified in the Form 10-K/A and Form 10-Q/A (respectively) to delete the references to the level of assurance of the Company’s disclosure controls and procedures.

49.           In response to comment number 49, please note that the Company confirms that its officers’ signatures on the Form 10-K were in their capacities of principal executive officer and principal financial officer of the Company.  In addition, the Amendment contains signatures as provided for in General Instruction D(2)(a) of Form 10-K.

Comments Related to Forms 8-K filed on December 28, 2009
and February 4, 2010, and the Company’s Form 8-K filed on March 8, 2010

50.          January 19, 2010 and June 10, 2010 Comment Letters
Related to Form 8-K Filed on December 28, 2009

In response to the January 19, 2010 and June 10, 2010 comment letters, please note that the December, 2009 reverse merger which was disclosed in the Company’s December 28, 2009 Form 8-K did not, at that time, result in a change in independent accountants at that time and therefore, disclosure under Item 4.01 was not required.

In addition, the requested statement from the Company has been filed separate to this correspondence.

51.          June 22, 2010 Comment Letter
Related to Forms 8-K Filed on February 4, 2010 and March 8, 2010

In response to the June 22, 2010 comment letter, please find the following responses numbered to correspond to the comments contained in the June 22, 2010 comment letter.

1.  In response to comment number 1 therein, please note that the date of dismissal of BTHK is disclosed in the Form 8-K/A filed on June 21, 2010, where it is stated that BTHK was the Company’s independent accountants through March 8, 2010.

2.  In response to comment number 2 therein, please note that BTHK has refused to provide the requested letter, as they are required to provide pursuant to Items 304 and 601 of Regulation S-K, and stated to the Company that such letter would only be provided if they were rehired as the Company's independent accountants.

In addition, the requested statement from the Company has been filed separate to this correspondence.

If you have any question, please contact the undersigned at (212) 661-6800.

Sincerely,

/s/ Paul Goodman

Paul Goodman

cc:	Mr. Jia Zhi Hong, Kingold Jewelry, Inc.
Mr. Bin Liu, Kingold Jewelry, Inc
Yvan-Claude Pierre, Esq., DLA Piper LLP (US)
William Haddad, Esq., DLA Piper LLP (US)